May 1, 2025

Kenneth Krause
Chief Financial Officer
ROLLINS INC
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

       Re: ROLLINS INC
           Registration Statement on Form S-4
           Filed April 25, 2025
           File No. 333-286769
Dear Kenneth Krause:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David S. Huntington